

February 15, 2024

Jeffrey Lavers
President
3M Health Care Company
3M Center
St. Paul, MN 55144

> **Re: 3M Health Care Company**
> **Amendment No. 7 to**
> **Draft Registration Statement on Form 10-12G**
> **Submitted February 9, 2024**
> **CIK No. 0001964738**

Dear Jeffrey Lavers:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 5, 2024 letter.

Draft Registration Statement submitted February 9, 2024

Certain Relationships and Related Party Transactions
Agreements with 3M, page 241

1. We note your revised disclosure on pages 241-242 related to several of your agreements with 3M. Please address the following with respect to the revised disclosure:

   - We note your revised disclosure on page 241 discussing the "exclusive (in its field of use), royalty-free, fully paid up license" that Solventum will receive at spin. Please revise to disclose any termination provisions related to this license and to any of the licenses governed by the intellectual property cross license agreement.

   - We note your revised disclosure on page 242 that "[t]he license to Scotchbond, Scotchpak and Scotchcast trademarks may be extended upon agreement between 3M and Solventum after the first 10-year term with payment of a reasonable royalty by Solventum." Please revise to quantify this royalty payment.

- We note your revised disclosure on page 242 that the pricing for products under the applicable master supply agreement may be changed by the supplier "on an annual basis to reflect changes in production costs." Please clarify whether there are any limitations on the supplier's ability to change prices based on production costs such as, for example only, limits on increases.

- We note your revised disclosure on page 242 that the initial term of the master supply agreements will be three years following the distribution date "and may be extended to facilitate a transition to alternative inputs or sources of supply." Please revise to provide additional detail regarding this extension provision. In so doing, please clarify whether Solventum will have the right to extend the term of the agreement in order to facilitate a transition to alternative inputs or sources of supply and disclose any limitations on its right to extend the term.

Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Jessica Ansart at 202-551-4511 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jenna Levine, Esq.